PLYMOUTH ROCK TECHNOLOGIES APPOINTS DR. GIANLUCA DE NOVI TO THE ROLE OF VP OF ENGINEERING

Plymouth, Massachusetts - April 13, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company"), a leader in developing threat detection and unmanned technologies, is pleased to announce that Dr. Gianluca De Novi has been appointed to the role of VP of Engineering.

Dr. De Novi is currently a Harvard Faculty member, Director of the Medical Device and Simulation Laboratory at the Imaging Department of the Massachusetts General Brigham Hospital and CEO at XSurgical Robotics. Dr. De Novi, was recently appointed as Scientific Advisor and then transitioned to the new role as the company accelerates the market deployment of its new shoe scanner.

"We are happy to announce that, as part of this advance in market deployment of the PRT SS1 Shoe Scanner Dr. Gianluca De Novi will now serve as a key element of the strategic team as VP of Engineering and accelerate our ongoing R&D programs" stated Dana wheeler, Co-Founder and CEO. "Dr. De Novi's international experience in the fields of automation and research and his exceptional engineering skills, positions him perfectly to undertake this role", concluded Wheeler.

"I feel pleased for the new role that was offered to me at Plymouth Rock Technologies. I see a tremendous opportunity of growth for PRT and I am confident that this will happen very fast considering the extraordinary work that they have done to date" stated De Novi.

"At Plymouth Rock, we execute without hesitation, scopes of change that improve the pace of product development", stated Carl Cagliarini Co-Founder and Chief Strategy Officer. "It didn't take us very long to understand that Dr. De Novi would represent a valuable asset to help us roll out some of our products faster", concluded Cagliarini.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to H.R.4753 - Drone Origin Security Enhancement Act ("X1") ("XV"); (2) Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (3) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (4) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-774-404-7685

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

tasso@plyrotech.com

Forward Looking Statements

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